SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2007

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ___________ to ________________

Commission file number 1-16477

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COVENTRY HEALTH CARE, INC.

RETIREMENT SAVINGS PLAN

6705 Rockledge Drive, Suite 900

Bethesda, MD 20817

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COVENTRY HEALTH CARE, INC.

6705 Rockledge Drive, Suite 900

Bethesda, MD 20817

REQUIRED INFORMATION

1)	Financial Statements and Schedules (and Notes thereto)

2)	Consent of Independent Registered Public Accounting Firm to Incorporation By Reference (attached)

SIGNATURES

Coventry Health Care, Inc. Retirement Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS PLAN

Date: June 27, 2008	By: /s/ Shawn M. Guertin
Shawn M. Guertin, Plan Administrator

By: /s/ Patrisha Davis
Patrisha Davis, Plan Administrator

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES Coventry Health Care, Inc. Retirement Savings Plan Year Ended December 31, 2007 With Report of Independent Auditors

Coventry Health Care, Inc. Retirement Savings Plan

Financial Statements and Supplemental Schedules

Year Ended December 31, 2007

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedules

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	10
Schedule H, Line 4j—Schedule of Reportable Transactions	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of net assets available for benefits of Coventry Health Care, Inc. Retirement Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2007, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Baltimore, Maryland

June 23, 2008

1

Coventry Health Care, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Investments:
Cash	$ 73,324	$ 66,530
Investments	533,248,638	457,174,921
Total Investments	533,321,962	457,241,451

Receivables:
Participant contributions	1,493,551	1,205,978
Employer contributions	835,616	683,977
Total receivables	2,329,167	1,889,955
Net assets available for benefits	$ 535,651,129	$ 459,131,406

See accompanying notes.

2

Coventry Health Care, Inc. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions
Investment income:
Interest and dividends	$ 32,046,465
Net appreciation in fair value of investments	15,494,113
Net investment income	47,540,578

Contributions:
Participants	39,269,646
Rollovers	15,662,951
Employer, net of forfeitures	21,156,361
Total contributions	76,088,958
Total additions	123,629,536

Deductions
Benefits paid to participants	46,867,806
Administrative expenses	283,916
Total deductions	47,151,722

Net increase prior to plan transfer	76,477,814

Transfer in from other plan	41,909
Net increase	76,519,723

Net assets available for benefits:
Beginning of year	459,131,406
End of year	$ 535,651,129

See accompanying notes.

3

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2007

1.	Plan Description

The following description of the Coventry Health Care, Inc. Retirement Savings Plan (the Plan) is provided for general informational purposes only. Complete information regarding the Plan’s provisions may be found in the Plan document, which is available from the Human Resources Department of Coventry Health Care, Inc.

General

Coventry Health Care, Inc. and subsidiaries (the Company) adopted a savings plan and trust effective April 1, 1998. The Plan is a defined contribution plan established by the Company under the provisions of Section 401(a) of the Internal Revenue Code (the Code), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code, for the benefit of eligible employees of the Company. All employees of the Company are automatically eligible to participate in the Plan upon commencement of employment, unless an alternate qualified plan is available to certain employees during the 410(b) transition period for newly acquired entities which may have previously sponsored a qualified plan prior to acquisition. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Prior to November 30, 2006, participants with three or more years of service with the Company could liquidate the employer match portion of the Company common stock fund, subject to Securities and Exchange Commission (SEC) blackout period trading restrictions, and transfer the proceeds to other Plan investment options. Effective December 1, 2006, the Plan was amended to remove the three-year service requirement for divestiture, allowing all participants regardless of their years of service to liquidate the Company common stock from their accounts, subject to SEC blackout period trading restrictions, and transfer the proceeds to other Plan investment options.

Plan Administration

T. Rowe Price is the custodial trustee and record keeper of the Plan’s investments in mutual funds, participant loans, and Company common stock in the Plan. The Plan is administered by the 401(k) Plan Investment Committee, which is appointed by the Board of Directors of the Company.

4

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1.	Plan Description (continued)

Contributions

Eligible employees are automatically enrolled with a deferral rate of 6% of compensation unless they specify otherwise. Eligible employees can contribute an amount up to 75% of compensation, as defined by the Plan, subject to certain limitations under the Code. Participants age 50 or over may make additional catch-up contributions. In addition, the Company provides a matching contribution equal to 100% of each participant’s contribution up to a maximum of 3% of compensation, and 50% of each participant’s contribution in excess of 3% up to a maximum of 6% of compensation considered, for a maximum matching contribution of 4.5% of eligible Plan compensation. Company matching contributions are made in shares of the Company’s common stock.

Vesting

Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions made prior to January 1, 2006 is based on years of service. Employer matching contributions made to Participant accounts prior to January 1, 2006 vest over the period listed below.

Less than one year	0%
One year	50%
Two years or more	100%

Effective January 1, 2006, the Plan was amended so that Company matching contributions allocated on or after January 1, 2006 are referred to as safe harbor matching contributions. All safe harbor matching contributions made to the Plan from the effective date will be 100% vested at all times.

Benefits

Upon termination of service, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. The form of payment is a lump-sum distribution. In-service withdrawals for situations including, but not limited to, financial hardships and attainment of age 59½, are allowed under the Plan.

5

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1.	Plan Description (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s matching contributions and (b) Plan income (losses), and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts may first be used to pay administrative expenses and then to reduce future Company matching contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participant Loans

A participant may borrow a maximum of the lesser of $50,000 or 50% of their vested account balance with a minimum loan amount of $500. Loans are repayable through payroll deductions over periods ranging up to five years, unless used to purchase a principal residence, in which case the term can be longer than five years. The interest rate is determined by the plan administrator based on prevailing market rates available for similar loans from commercial lending institutions and is fixed over the life of the note. The loans are secured by the balance in the participant’s account.

Forfeitures

During 2007, $400,000 in forfeited nonvested accounts was used to reduce employer contributions. As of December 31, 2007 and 2006, forfeited nonvested accounts available to reduce future employer contributions totaled $67,430 and $128,250, respectively. During 2007, $54,374 in forfeitures was used to pay administrative expenses.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes to financial statements. Actual results could differ from those estimates.

Income Recognition and Investment Valuation

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities, and any realized gains or losses resulting from those transactions, are recorded on a trade-date basis.

Investments of the Plan are stated at fair value. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. The fair value of the participation units in the common trust funds are based on quoted redemption values on the last day of the Plan year. The Company’s common stock is valued at the last reported sales price on the last business day of the Plan year. Cash includes amounts to be used to pay for investments purchased but not yet settled at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Plan does not expect the adoption of SFAS No. 157 to have a material effect on the Plan’s financial statements.

7

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

3.	Investments

The values of individual investments that represent 5% or more of the Plan’s net assets:

	December 31
	2007	2006

Company Common Stock**	$ 130,960,024	$ 109,957,103
T. Rowe Price Summit Cash Reserves Fund	48,029,201	44,053,628
Growth Fund of America	41,039,365	38,023,043
T. Rowe Price Mid-Cap Growth Fund	31,381,809	27,352,225
T. Rowe Price Retirement 2030 Fund	27,729,244	*
Vanguard Growth & Income Fund	*	25,852,769
T. Rowe Price Equity Index Trust	*	23,818,981

*	Investment represents less than 5% of net assets available for benefits for the period presented.
**	Substantially a nonparticipant-directed investment in 2007 and 2006 (see Note 4).

During 2007, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Mutual and stock funds	$ (5,987,523)
Common trust funds	1,288,924
Company Common Stock	20,192,712
$ 15,494,113

4.	Nonparticipant-Directed Investments

Effective December 1, 2006, the Plan was amended to eliminate the three years of service requirement for divestiture of employer stock in the employer matching portion of the participant’s balance. This amendment enabled all participants to diversify their company stock from their employer matching contributions regardless of service (see Note 1).

5.	Party-in-Interest Transactions

Certain of the Plan’s administrative functions are performed by T. Rowe Price. In addition, certain Plan investments are shares of mutual funds and units in common trust funds managed by T. Rowe Price. The Plan paid T. Rowe Price $283,916 in fees in 2007. Transactions with T. Rowe Price qualify as exempt party-in-interest transactions.

8

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

6.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 11, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	Subsequent Events

On April 2, 2007, the Company completed its acquisition of the workers’ compensation managed care services businesses of Concentra, Inc. (Concentra). In conjunction with the acquisition, the Company transitioned approximately 2,894 former Concentra employees to the Company. These employees could elect to contribute to a separate Coventry Health Care Workers Compensation, Inc. 401(k) and Profit Sharing Plan (CHCWC Plan) until the CHCWC Plan’s termination on December 31, 2007. Participants of the CHCWC Plan became eligible to participate in the Plan effective January 1, 2008. On January 2, 2008, $50,360,583 of net assets, previously held in the CHCWC Plan, were received by the Plan.

9

Supplemental Schedules

Coventry Health Care, Inc. Retirement Savings Plan

EIN 52-2073000 Plan #002

Schedule H, Line 4i—

Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
T. Rowe Price GNMA Fund*	381,826 shares	**	$ 3,627,351
PIMCO Total Return, Admin. Shares	2,028,888 shares	**	21,688,814
American Century Small Cap Value Fund	2,449,676 shares	**	18,544,046
T. Rowe Price Equity Income Fund*	198,884 shares	**	5,588,651
Fidelity Low Priced Stock Fund	96,039 shares	**	3,950,095
Growth Fund of America	1,215,621 shares	**	41,039,365
T. Rowe Price Mid-Cap Growth Fund*	544,162 shares	**	31,381,809
T. Rowe Price Mid-Cap Value Fund*	226,318 shares	**	5,083,107
Neuberger Berman Genesis Trust	481,651 shares	**	23,735,786
T. Rowe Price Real Estate Fund*	279,914 shares	**	5,368,748
T. Rowe Price Retirement Income Fund*	80,270 shares	**	1,067,589
T. Rowe Price Retirement 2010 Fund*	596,082 shares	**	9,662,485
T. Rowe Price Retirement 2020 Fund*	1,443,484 shares	**	25,607,410
T. Rowe Price Retirement 2030 Fund*	1,455,603 shares	**	27,729,244
T. Rowe Price Retirement 2040 Fund*	620,785 shares	**	11,919,064
T. Rowe Price Retirement 2050 Fund*	85,646 shares	**	897,568
Royce Low Priced Stock Fund	223,475 shares	**	3,302,962
T. Rowe Price Summit Cash Reserves Fund*	48,029,201 shares	**	48,029,201
Templeton Foreign Fund	1,752,226 shares	**	21,937,866
Vanguard Asset Allocation Fund	275,218 shares	**	8,253,787
Vanguard Growth & Income Fund	804,924 shares	**	25,773,654
Vanguard Mid-Cap Index Fund	225,162 shares	**	4,660,855
Vanguard Prime Cap Fund	182,532 shares	**	13,151,422
Total mutual and stock funds			362,000,879

Common trust funds:
T. Rowe Price Equity Index Trust*	552,168 shares	**	24,102,153

Participant loans*	Maturing at various date; interest rates ranging from 4.25% to 11.5%		16,185,582

Coventry Health Care, Inc.*	2,210,296 shares		130,960,024
Total investments			$ 533,248,638
*	Party-in-interest.
**	Historical cost has been omitted, as these investments are participant-directed.

10

Coventry Health Care, Inc. Retirement Savings Plan

EIN 52-2073000 Plan #002

Schedule H, Line 4j—Schedule of Reportable Transactions

Year Ended December 31, 2007

(a) Identity of Party Involved	(b) Description of Assets	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain (Loss)

Category (iii)—series of transactions in excess of 5% of plan assets
Coventry Health Care, Inc.	Coventry Health Care, Inc. common stock	$ 22,036,822	$ –	$ 22,036,822	$ 22,036,822	$ –
Coventry Health Care, Inc.	Coventry Health Care, Inc. common stock	$ –	$ 21,226,469	$ 8,635,587	$ 21,226,469	$ 12,590,882

There were no category (i), (ii) or (iv) transactions during the Plan year.

Columns (e) and (f) are not applicable.

11